Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Appointment of Dr. Xiaping Cao to Its Board of Directors

CHONGQING, China, March. 22, 2022 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: BTOG) ("China Xiangtai " or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced that the appointment of fintech researcher Dr. Xiaping Cao to the Company’s Board of Directors as independent director effective March 22, 2022 to succeed Mr. Zhaorong Zhu.

Dr. Xiaping Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange. Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in VC and PE.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Ms. Zeshu Dai, Chief Executive Officer of the Company, commented, “I would like to thank Mr. Zhaorong Zhu for his years of hard work and contributions to our company and wish him well in his future endeavors. We look forward to having Dr. Xiaping Cao join as our independent director. Dr. Cao is an expert in equity financing and fintech industry, and has been providing consulting service to several high-tech enterprises and financial institutions. Dr. Cao’s unparalleled expertise and experience in the industry will be a valuable addition to the Company. We believe, with his joining, the Company will be in a better position to explore the fintech industry and capture the industry trends as well as establishing solid connections with capital markets.”

Dr. Xiaping Cao commented, “China Xiangtai is one of the most innovative and forward-thinking mining companies. Serving its board as an independent director, I am privileged to have this opportunity to bring my industry experience to the management team and share my expertise in fintech industry to this innovative company. I look forward to contributing and creating value for the Company’s shareholders.”

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., engages in agricultural business. The Company is also actively deploying emerging technologies, including crypto-asset mining and blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States, Canada, and China. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao , President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com